

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 23, 2007

By U.S. mail and facsimile to (305) 228-8383

Mr. Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

>   **RE: Lennar Corporation**
>   **Form 10-K for the fiscal year ended November 30, 2006**
>   **Filed February 8, 2007**
>   **Form 10-Q for the period ended August 31, 2007**
>   **Form 8-K filed November 6, 2007**
>   **File No. 1-11749**

Dear Mr. Gross:

We have reviewed your response letter dated November 13, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended August 31, 2007

1. We have read your response to comment 4 in our letter dated October 29, 2007. You have told us that your goodwill impairment testing done as of the third quarter of fiscal 2007 resulted in a goodwill impairment of $16.5 million that is attributed to only two reportable segments: homebuilding central and homebuilding other. However, you do not describe how this result came about, other than to state that the carrying value of certain divisions in those segments exceeded their fair value. As noted in our prior comment, the net carrying value of your assets at August 31, 2007, exceeded your market capitalization of $4.8 billion, and it is not clear why your goodwill impairment test did not result in write-offs in excess of $16.5 million or why there was no impairment of goodwill relating to your homebuilding east, homebuilding west, or financial services segments, based on the operations of these segments and the FAS 144 valuation adjustments recorded in these segments. Your supplemental response describes the method used to test goodwill but does not discuss the underlying reasons for

Mr. Bruce E. Gross
Lennar Corporation
November 23, 2007
Page 2

these results. Please explain to us the underlying reasons the carrying values of these segments exceeded the fair values given these conditions, and explain to us the underlying reasons the impairment test did not result in write-offs in excess of $16.5 million, given the conditions noted. For example, your discussion may include an analysis of the assumptions used in your testing, considerations unique to each operating segment used in your analysis, and discussion of factors unique to your FAS 144 adjustments.

Form 8-K filed November 6, 2007

2. We note the slide presentation entitled "Aggressive Asset Management – Joint Ventures Exposure." Please tell us: i) the purpose of the slide, ii) to whom the presentation was made and when, and iii) what future disclosures to your annual and periodic filings will be made, if any, related to the information contained herein.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief